UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER: 000-27816

NOTIFICATION OF LATE FILING

(Check one): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:___December 31, 2010_____

       ☐ Transition Report on Form 10-K
       ☐ Transition Report on Form 20-F
       ☐ Transition Report on Form 11-K
       ☐ Transition Report on Form 10-Q
       ☐ Transition Report on Form N-SAR
       For the Transition Period Ended:_____

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification
relates: _____

PART I
REGISTRANT INFORMATION

REDWOOD MORTGAGE INVESTORS VIII, a California Limited Partnership_____
Full Name of Registrant

Not Applicable_____
Former Name if Applicable

900 Veterans Blvd., Suite 500_____
Address of Principal Executive Office *(Street and Number)*

Redwood City, CA 94063_____
City, State and Zip Code

PART II
RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Redwood Mortgage Investors VIII, a California limited partnership, is unable to file timely its Form 10-K for its fiscal year ended December 31, 2010, without unreasonable effort or expense, primarily as a result of ongoing receipt from external sources of market information required to complete the determination of fair value of real estate owned or collateral for impaired loans and the associated audit procedures.

Although we believe we have substantially completed the preparation of our financial statements at and for the year ended December 31, 2010, the above delay in receipt of external information and related work needed to analyze, account for and report fair values included in the 2010 financial information delayed our ability to complete our financial statements. We expect that we will be able to file the completed Form 10-K for December 31, 2010, within the 15 calendar day period following March 31, 2011, described in Rule 12b-25(b).

PART IV
OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification

Michael R. Burwell		
General Partner	650	365-5341
(Name)	(Area Code)	(Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).   Yes ☒   No   ☐

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?   Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

A reasonable estimate of the results cannot be made at this time because, as described in Part III above, we are in the process of completing our financial statements.

REDWOOD MORTGAGE INVESTORS VIII, a California Limited Partnership
(Name of Registrant, as Specified in its Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2011   By: /s/ Michael R. Burwell
                                                                                                         Michael R. Burwell, General Partner

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